Free Writing Prospectus

Field Pursuant to Rule 433

Registration No. 333-169119

December 21, 2011

BARCLAYS

November 2011

Barclays PLC

Overview

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking, and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 147,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.



Barclays Group
Retail and Business Banking
Corporate and Investment Banking
Barclays Wealth
UK Retail and Business Banking
Barclaycard
Europe Retail and Business Banking
Africa Retail and Business Banking
Barclays Capital
Barclays Corporate

Barclays PLC Q3 2011 Results

Performance Highlights

Profit before tax	
Q3 2011	£5,066 million
Q3 2010	£4,274 million
Adjusted[(1)] return on equity	
Q3 2011	8.1%
Q3 2010	6.5%
Liquidity pool	
Q3 2011	£166 billion
H1 2011	£145 billion

1. Excludes: the impact of own credit; the impairment of the investment in BlackRock, Inc.; the provision for PPI redress; and gains and losses on acquisitions and disposals of subsidiaries, associates, joint ventures and strategic investments.

Performance by Business

£m	Income net of insurance claims	Impairment charges and other credit provisions	Operating expenses	Profit before tax[(2)]
UK RBB	3,527	(380)	(2,350)	798
Barclaycard	3,112	(988)	(1,848)	302
Europe RBB	979	(178)	(920)	(109)
Africa RBB	2,861	(377)	(1,865)	624
Barclays Capital	11,488	(3)	(5,831)	5,669
Barclays Corporate	2,247	(896)	(1,246)	42
Barclays Wealth	1,295	(31)	(1,109)	153
Investment Management	31	(1,800)	(9)	(1,778)
Head Office	(635)	-	-	(635)
Barclays PLC Group	25,213	(2,851)	(15,488)	5,066

2. Includes profits on disposals, gains on acquisitions and share of post-tax results of associates and joint ventures.

Risk Weighted Assets (£bn)



395
390
H1 2011
Q3 11
RWAs

Capital Ratios (%)



11.0
11.0
H1 2011
Q3 11
Core Tier 1

Ratings for Barclays Bank PLC long-term debt include:

Fitch Rating (Long Term)	A	S&P Rating (Long Term)	A+	Moody's Rating (Long Term)	Aa3

Barclays Bank PLC has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and the offering. Investors may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange to send you the prospectus if you request it by calling toll-free +1 877 282 6527 or you may request a copy from any other dealer participating in the relevant offering.

© 2011 Barclays Bank PLC. All rights reserved. Barclays and the Barclays eagle logo are trademarks of Barclays Bank PLC.